Exhibit 99.(a)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated December 4, 1995 and the related Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Ocean Acquisition Corporation by Donaldson, Lufkin & Jenrette Securities Corporation (the "Dealer Manager") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
                       35,144,833 Shares of Common Stock
                                      of
                               Revco D.S., Inc.
                                      at
                         $27.50 Net Per Share in Cash
                                      by
                         Ocean Acquisition Corporation
                         a wholly owned subsidiary of
                             Rite Aid Corporation

        Ocean Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), hereby offers to purchase 35,144,833 shares of common stock, par value $.01 per share ("Shares"), of Revco D.S., Inc., a Delaware corporation (the "Company"), or such other number of Shares as equals 50.1% of the Shares outstanding on a fully diluted basis as of the expiration of the Offer (as defined below) at a price of $27.50 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

      THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JANUARY 2, 1996, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, 35,144,833
Shares, or such other number of Shares as equals 50.1% of the Shares outstanding on a fully diluted basis as of the expiration of the Offer (such number of Shares being the "Minimum Number"), being validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"). The Offer is also subject to other terms and conditions.

          Parent and the Purchaser have entered into (I) a Stockholder Agreement with Zell/Chilmark Fund, L.P. pursuant to which, among other things, such stockholder has agreed to (x) tender in the Offer, and (y) vote in favor of the Merger (as defined below) upon the terms and subject to the conditions thereof, all Shares owned by such stockholder, representing approximately 19.7% of the outstanding Shares, and (II) a Stock Option Agreement with the Company pursuant to which, among other things, the Company has granted Parent an option (the "Option") to purchase up to 13,251,010 fully paid and nonassessable Shares, or such other number of Shares as equals 19.9% of the Company's issued and outstanding Shares at the time of the exercise of the Option.

          The Board of Directors of the Company (the "Company Board") unanimously (with one director absent and two directors abstaining) has determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company and unanimously (with one director absent and two directors abstaining) recommends that stockholders of the Company who desire to receive cash for their Shares accept the Offer and tender their Shares pursuant to the Offer.

          The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement (as defined below) by the requisite vote of the stockholders of the Company. See Section 11 of the Offer to Purchase. Under the General Corporation Law of the State of Delaware (the "DGCL"), the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has unanimously (with one director absent and two directors abstaining) approved and adopted the Merger Agreement and the transactions contemplated thereby. Accordingly, if the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby, without the vote of any other stockholder.

         The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 29, 1995 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. The Merger Agreement provides that, following the consummation of the Offer and the satisfaction or waiver of certain conditions, at the effective time of the Merger (the "Effective
Time"), the Purchaser will be merged with and into the Company (the "Merger") in accordance with the relevant provisions of the DGCL. Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent. At the Effective Time, each outstanding Share (other than Shares held in the treasury of the Company or owned by Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of Parent and other than Shares held by stockholders who have properly exercised and perfected any appraisal rights under the DGCL) will be converted into either (i) the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of common stock, par value $1.00 per share, of Parent (the "Parent Common Stock"), determined as set forth below; provided that Parent shall not issue more than
1.125 nor less than .91666 shares of Parent Common Stock per Share (the "Exchange Ratio") or (ii) if the Alternative Consideration (as described below) is applicable, then the right to receive the Alternative Consideration.

          The per share value of the Parent Common Stock which stockholders of the Company would receive in the Merger will be determined during a randomly selected fifteen-day pricing period (the "Pricing Period") during the forty trading days ending five days before the meeting of the stockholders of the Company to consider the Merger. Stockholders of the Company would receive one share of Parent Common Stock if the average market value per share of Parent Common Stock during the Pricing Period is $27.50. If the average per share value of Parent Common Stock determined during the Pricing Period is greater than $27.50, stockholders of the Company will receive, for each Share, that amount of Parent Common Stock having a value of $27.50 plus 50% of the increase in market value of Parent Common Stock over $27.50, provided that in no event would Parent issue less than .91666 shares of Parent Common Stock for each Share in the Merger. Similarly, if the average per share value of Parent Common Stock determined during the Pricing Period is less than $27.50, stockholders of the Company will receive, for each Share, Parent Common Stock having a value of $27.50 less 50% of the decrease in market value of Parent Common Stock below $27.50, provided that in no event would Parent issue more than 1.125 shares of Parent Common Stock for each Share in the Merger. Alternatively, if the average per share value of the Parent Common Stock determined during the Pricing Period is less than $27.50, Parent would have the option of delivering, for each Share, one share of Parent Common Stock plus cash in an amount equal to 50% of the decrease in market value of Parent Common Stock below $27.50, provided that in no event would more than $2.75 per Share be paid in cash. In the event that the stockholders of Parent do not approve the issuance of Parent Common Stock pursuant to the Merger, but all conditions to the Merger are otherwise satisfied or waived (if permissible), the Company, Parent and the Purchaser will nonetheless consummate the Merger and each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in treasury and Shares owned by Parent and its Subsidiaries and other than Shares held by stockholders who have properly exercised and perfected appraisal rights under the DGCL) will, at the Effective Time, be converted into the right to receive a combination of (x) shares of Parent Common Stock which will represent in the aggregate 19.9% of the then outstanding shares of Parent Common Stock (which will be determined in a manner consistent with the determination of the Exchange Ratio) and (y) cash based on a pro rata portion of $27.50 (the "Alternative Consideration"). The Merger Agreement provides that in the event the Merger is not consummated prior to certain dates, holders of Shares will be entitled to receive interest on the consideration to be received in the Merger calculated at rates agreed to between Parent and the Company.

        The Purchaser expressly reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement), at any time or from time to time to extend for any reason the period of time during which the Offer is open, including the occurrence of any conditions specified in Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to Harris Trust Company of New York (the "Depositary"). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw his Shares. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares.


          Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will purchase by accepting for payment and pay for the Minimum Number of Shares validly tendered prior to the Expiration Date (as defined in the Offer to Purchase) and not withdrawn in accordance with Section 4 of the Offer to Purchase promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer. If more than the Minimum Number of Shares are validly tendered and not withdrawn prior to the Expiration Date, the Purchaser will, upon the terms and subject to the conditions of the Offer, accept such Shares for payment on a pro rata basis, with adjustments to avoid purchases of fractional Shares. Because of the difficulty of determining the precise number of Shares validly tendered and not withdrawn, if proration is required, the Purchaser would not expect to announce the final proration factor until approximately six New York Stock Exchange trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from MacKenzie Partners, Inc. (the "Information Agent"), and may also be able to obtain such preliminary information from their brokers. The Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

          For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser, regardless of any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates"), or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in Section 2 of the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in Section 2 of the Offer to purchase) and (iii) any other documents required by the Letter of Transmittal.

          If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer (including proration due to tenders of Shares in excess of the Minimum Number of Shares), or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer

Facility pursuant to the procedure set forth in Section 3 of the Offer to Purchase, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

          Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to Tuesday, January 2, 1996, and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after Thursday, February 1, 1996, or at such later time as may apply if the Offer is extended. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in
Section 4 of the Offer to Purchase. Any such delay will be by an extension of the Offer to the extent required by law. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares.
If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in
Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer
Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.

          The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

          The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.


          The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

          Questions and requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent at its address and telephone number as set forth below, and copies will be furnished promptly at the Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                                   MACKENZIE
                                PARTNERS, INC.

                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (call collect)
                                      or
                         Call Toll-Free (800) 322-2885

                     The Dealer Manager for the Offer is:

                         Donaldson, Lufkin & Jenrette
                            Securities Corporation
                                 140 Broadway
                           New York, New York 10005
                         (310) 282-5065 (call collect)
                                      or
                         Call Toll-Free (800) 237-5022

December 4, 1995